Depositor: TIAA-CREF Life Insurance Company

Registrant: TIAA-CREF Life Separate Account VLI-1

8500 Andrew Carnegie Blvd.

(MS SSC-C2-08)

Charlotte, NC 28262

Contact:

Kenneth W. Reitz

Associate General Counsel

Office: 704-988-4455

Fax: 704-988-1615

E-mail: kreitz@tiaa-cref.org

September 25, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Kosoff – Office of Insurance Products

Re:	TIAA-CREF Life Separate Account VLI-1 (“Registrant”)

File Nos. 333-151910 and 811-10393

PRE-EFFECTIVE AMENDMENT #1 REGISTRATION

Request for Accelerated Effective Date for this Registration

Intelligent Life Survivorship VUL Contract

Dear Commissioners and Mr. Kosoff:

For the above referenced Registrant, this request relates to the pre-effective amendment #1 to the initial registration statement on Form N-6 (the “Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), submitted via EDGAR to the Commission today (September 25, 2008). The Registration Statement relates to certain variable universal life insurance contracts (the “Contract”) to be offered following effectiveness of the Registration Statement.

Registrant requests an accelerated effective date for this registration of the earliest date possible, or September 29, 2008.

LIMITED SCOPE OF CHANGES TO THE PROSPECTUS

The Commission, through Mr. Kosoff, provided comments upon the initial registration for the Intelligent Life Survivorship Variable Universal Life Contract by letter dated August 14, 2008.

We submitted a draft of our proposed responses to the Commission’s comment via EDGAR correspondence submitted on September 15, 2008. On September 16, 2008, Mr. Kosoff and our counsel, Ken Reitz, spoke by telephone to clarify a few remaining changes. Those changes are outlined in our cover letter to the above-referenced pre-effective amendment #1 registration, submitted as EDGAR correspondence on and dated as of September 25, 2008. Other than some non-material editing corrections, the only changes from the initial registration in the pre-effective amendment #1 registration are responsive to the Commission’s comments.

All other provisions to the contract prospectus remain unchanged.

File No. 333-151910. Pre-Effective Amendment #1

Intelligent Life Survivorship Variable Universal Life Insurance contract

TANDY REPRESENTATIONS

The Registrant hereby acknowledges:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To further assist the Commission staff, Registrant has provided the Commission staff reviewer with a courtesy Word-text copy, by e-mail and including a black-lined copy identifying changes from the initial registration, of the pre-effective amendment #1 registration.

WE REQUEST ACCELERATION OF THE EFFECTIVE DATE OF THIS REGISTRATION TO THE EARLIEST POSSIBLE DATE, or September 29, 2008.

If you have any question concerning this filing, please contact our counsel, Ken Reitz, by telephone at (704) 988-4455 or by e-mail at kreitz@tiaa-cref.org.

Respectfully Submitted,

/s/ Craig K. Nordyke
Craig K. Nordyke
Director, Vice President & Actuary
TIAA-CREF Life Insurance Company

Without adopting any of the representations made by the Depositor or Registrant above in this letter, on behalf of the underwriter of this registration, Teachers Personal Investors Services, Inc., I hereby also request acceleration of the effective date of this registration to the earliest possible date.

/s/ Keith Rauschenbach
Keith Rauschenbach
President

Teachers Personal Investors Services, Inc.

File No. 333-151910. Pre-Effective Amendment #1

Intelligent Life Survivorship Variable Universal Life Insurance contract